

Mail Stop 3628

November 4, 2009

<u>Via Facsimile (212.930.9725) and U.S. Mail</u>

Asher S. Levitsky, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway 32nd floor
New York, New York 10006

      Re: Porta Systems Corp.
               Preliminary Information Statement on Schedule 14C
               Filed on October 8, 2009
               File No. 000-08460

               Schedule 13E-3
               Filed on October 8, 2008
               File No. 005-30489

Dear Mr. Levitsky:

      We have reviewed the above filings and have the following comments. Where indicated, we think the Company should revise the documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand the Company's disclosure. After reviewing this information, we may raise additional comments. All defined terms used in this letter have the same meaning as in the Company's preliminary information statement, unless otherwise indicated.

      The purpose of our review process is to assist the Company in its compliance with the applicable disclosure requirements and to enhance the overall disclosure in its filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule 13E-3

1.   Please revise the filings to comply with General Instruction C of Schedule 13E-3. To the extent applicable, please provide the disclosures required by Items 3, 5, 6,

10 and 11 of Schedule 13E-3 for all of the Company's directors and executive officers. For example, please provide the required securities ownership information called for by Item 11 of Schedule 13E-3 (Item 1008 of Regulation M-A) for each of the Company's directors and executive officers.

2.   Please revise the Schedule 13E-3 to specifically incorporate by reference the preliminary information statement on Schedule 14C and file it as an exhibit. Currently, the schedule only refers to an "information statement filed by" the Company. Please also file as exhibits to the Schedule 13E-3 the notices, transmittal letters and instructions relating to the receipt of cash for fractional shares and the surrender of stock certificates that are referenced in the information statement. Please refer to Item 1016(a) of Regulation M-A. Since it is already filed on EDGAR, the information statement may be incorporated by reference per General Instruction F, but it still should be listed in the exhibit index of the Schedule 13E-3.

3.   Please revise Item 13 of Schedule 13E-3 to comply with Instruction 3 of this item. In particular, please include a statement that the financial statements are incorporated by reference and identify in the filing the page, paragraph or caption of the matter incorporated by reference.

Schedule 14C

General

4.   Please include the form of transmittal materials as an appendix to the information statement.

5.   We refer you to comment 1 above. To the extent any additional disclosure is provided in response to comment 1, please make sure to include such disclosure in the information the Company ultimately disseminates to security holders. Please refer to Rule 13e-3(e) of the Securities Exchange Act of 1934.

6.   Please confirm that the Company will post the information statement on a specified, publicly-accessible Internet Web site (other than the Commission's EDGAR Web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials. Please refer to Release 34-56135 available at http://www.sec.gov/rules/final/2007/34-56135.pdf and Exchange Act Rule 14c-2(d).

7.   Please provide on the outside front cover page of the information statement the legend required by Exchange Rule 13e-3(e)(1)(iii). See the Instructions to Rule 13e-3(e)(1).

General Information, page 1

8.   Item 1001 of Regulation M-A requires that the summary term sheet provide the shareholders with sufficient information to understand the essential features and significance of the proposed transaction. Please revise the disclosure to include the following information:

- Whether the Company has the financial resources to cash out all fractional shares resulting from the reverse split;

- Whether a shareholder owning in the aggregate 500 or more shares but holding the shares in several accounts or record holder names with less than 500 shares will be cashed out unless he consolidates his accounts prior to the reverse split;

- What action, if any, are shareholders required to take in connection with the reverse stock split, e.g., submit a transmittal letter;

- A brief summary of the material U.S. federal income tax consequences of the transaction;

- A brief statement as to the accounting treatment of the transactions (if the Company determines that the accounting treatment disclosure is not material, explain why in your response letter);

- The effect of the reverse split on the holdings of the Company's directors, executive officers and their affiliates;

- The existence, or lack thereof, of appraisal rights; and

- A statement whether the Company believes the Rule 13e-3 transaction to be fair to all unaffiliated shareholders, including those shareholders who will not be cashed out.

Pursuant to Item 1001 of Regulation M-A, please include cross-references of the more detailed discussion of the issues raised in the summary term sheet.

9.   See our preceding comment. Here or in an appropriate part of the information statement, discuss the treatment of record and beneficial ownership in the reverse stock split, with appropriate explanation of those terms. If the nominees holding for the account of individual shareholders may affect whether or not the shares of those persons for whom they hold will be cashed out in the reverse stock split, please discuss.

Approval of the Amendment to Our Certificate of Incorporation to (i) Effect a One-for-500 Reverse Split and …, page 11

10.   Please revise the information statement so that the information required by Items 7, 8 and 9 of Schedule 13E-3 appears in a "Special Factors" section toward the beginning of the information statement. Consider locating the section so that it

follows the summary section. See Rule 13e-3(e)(1)(ii) of the Exchange Act. Note that the disclosure provided in response to the comments that follow should be included in this Special Factors section to the extent such disclosure is in response to Items 7, 8 and 9.

11. Please disclose each alternative transaction that the board considered and the reasons for their rejection. Please refer to Item 1013(b) of Regulation M-A.

12. Please disclose the board's reasons for undertaking the going-private transaction at this time. In addition, in connection with its decision to structure the going private transaction as a reverse split, please disclose why the board selected one for 500 as the appropriate exchange ratio. Please refer to Item 1013(c) of Regulation M-A.

13. We note at the bottom of page 13 that the anticipated cost savings resulting from the elimination of reporting obligations will be "financially significant." Quantify this benefit to the extent practicable. See Instruction 2 to Item 1013 of Regulation M-A.

14. The information statement discloses some of the effects of the going private transaction on the Company but not on the Company's affiliated and unaffiliated shareholders, including those shareholders who will not be cashed out. For example, please disclose that the cashed-out holders will not have the opportunity to participate in and potentially benefit from any future business combination transactions in which the Company might engage and also disclose the inverse effect on holders who will not be cashed out. Please refer to Item 1013(d) of Regulation M-A. In responding to this comment, please pay special attention to Instructions 1 and 2 to Item 1013.

15. Please expand the disclosure to include a statement by the board of directors as to whether the board believes the Rule 13e-3 transaction to be both *substantively and procedurally* fair to all unaffiliated shareholders, including those shareholders who will not be cashed out. Refer to Item 1014 of Regulation M-A for guidance, as well as Question 19 of Exchange Act Release No. 34-17719 (April 13, 1981).

16. All of the factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination and should be discussed in reasonable detail. Please refer to Question Nos. 20 and 21 of the Exchange Act Release No.34-17719. In that regard, it appears that *all* of such factors are missing or lacking sufficient detail. Please revise the disclosure accordingly. If the board did not consider one or more of the factors listed in Instruction 2, state that and explain in detail why the factor(s) were not deemed material or relevant. If any of the procedural safeguards in Item 1014(c), (d) and (e) were not considered, please explain why the board of directors believes the

proposed reverse stock split is procedurally fair in the absence of such safeguards.

Summary Financial Information, page 16

17.   It appears that the Company is intending to incorporate by reference the information required by Item 1010(a) and (b) of Regulation M-A and has disclosed in the information statement summarized financial information required by Item 1010(c). Please revise this section to provide the information required by Item 1010(c)(4) through (5), and if material, pro forma data for such information disclosing the effect of the transaction. See Item 1010(c)(6). To the extent the Company believes pro forma information is not material, please explain why.

Be advised that although we understand that Item 503(d) of Regulation S-K refers to registered debt securities or preference equity securities, the ratio of earnings to fixed charges required by Item 1010(c)(4) of Regulation M-A is not limited to circumstances in which a company has registered debt securities and/or preference equity securities. Rather, Item 1010(c)(4) of Regulation M-A requires that the Company present its ratio of earnings to fixed charges "in a manner consistent with 503(d) of Regulation S-K." The fixed charges referred to by the item requirement are not limited to those associated with registered debt or preference equity securities and should be presented in all circumstances in which the Company has any fixed charges.

18.   Please confirm the Company's understanding regarding the Company's obligation to provide updated financial information in both the Schedule 13E-3 and information statement to reflect, when filed, the Company's Form 10-Q for the fiscal period ending September 30, 2009.

Closing Comments

        As appropriate, please amend the filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with the amended filings that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing the amended filings and responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the Company and its management are in possession of all facts relating to the Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

· the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

· the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of the filings or in response to our comments on the filings.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry J. Hindin
Special Counsel